Filed by ARRIS Group, Inc. (SEC File No. 000-31254)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Pace plc

Date: December 1, 2015

DOJ Closes Investigation of Pace Transaction

Under U.S. Hart-Scott-Rodino Act

SUWANEE, Ga., December 1, 2015 – ARRIS Group Inc. (NASDAQ: ARRS) today announced that the DOJ has closed its investigation, without condition, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 for ARRIS’s proposed acquisition of Pace plc. ARRIS and Pace have previously received the required clearances from regulators in Colombia, Germany, Portugal and South Africa. The transaction remains subject to the satisfaction of similar merger control requirements in Brazil and the satisfaction of other customary closing conditions.

About ARRIS

ARRIS Group, Inc. (NASDAQ: ARRS) is a world leader in entertainment and communications technology. Our innovations combine hardware, software, and services across the cloud, network, and home to power TV and Internet for millions of people around the globe. The people of ARRIS collaborate with the world’s top service providers, content providers, and retailers to advance the state of our industry and pioneer tomorrow’s connected world. Together, we are inventing the future. For more information, visit www.arris.com.

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Contact:

Bob Puccini

Investor Relations

+1.720.895.7787

Bob.Puccini@arris.com

Forward-Looking Statements

Statements made in this press release, including those related to the timing and process for, and likelihood of, receiving the required merger control clearance in Brazil are forward-looking statements. Actual results may differ materially from the results suggested by these statements for a variety of reasons, including decisions made by regulatory authorities; the requirements, conditions and limitations imposed by regulatory authorities upon ARRIS and its business after completion of the transaction; and the other risk factors described in ARRIS’s definitive proxy statement filed with the Securities & Exchange Commission on September 15, 2015. In providing forward-looking statements, ARRIS expressly disclaims any obligation to update publicly or otherwise these statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This release is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law.

ARRIS and the ARRIS Logo are trademarks or registered trademarks of ARRIS Enterprises, Inc. All other trademarks are the property of their respective owners. © ARRIS Enterprises, Inc. 2015. All rights reserved.